FORM 6-K

securities and exchange commission

washington, d.c.  20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of August, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 26 August 2004, decided to pay interest on equity in respect of the year 2004, under Article 9 of Law 9249/95 of 26 December 1995, in the amount of R$ 100,000,000.00 (one hundred million Reais), equal to R$ 0.616961 per thousand shares. This will be considered as part of the calculation of the obligatory dividend, in the terms of Paragraph 1 of Clause 30 of the Bylaws, and the form and date of payment will be decided at a meeting of the Board of Directors to be held on an opportune date.

All stockholders whose names are on the company’s Nominal Share Register on 8 September 2004 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 9 September 2004.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 26 August 2004

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ  17.155.730/0001-64

Board of Directors

Meeting of 26 August 2004, at 10 a.m.

The Board approved:

1.               Payment of interest on equity in the amount of R$ 100,000,000.00.

2.               Ratification of signing of the Results Agreement for the PE 17 Minas Gerais 21st-Century Environmental Management Structuring Project, which makes possible government involvement in environmental management.

3.               Signing of an operational agreement with Rádio Inconfidência Ltda., to establish conditions and procedures governing broadcasting of public-interest advertising related electricity services.

4.               Cemig’s Vehicle Fleet Quality and Renewal Policy.

5.               The Impressão Corporativa Project.

6.               Donation of a real estate property in Inhapim, Minas Gerais State.

7.               The construction project for the Monte Sião SE project.

8.               The Billing Measurement System Project – Second Stage.

9.               Convocation of an Extraordinary General Meeting to appoint a valuer for the transfer of assets to the wholly-owned subsidiaries to be created for the process of “unbundling” (de-verticalization of the Company).

10.         An advance against future capital increase in Cemig Trading SA, in the amount of R$ 30,000.00.

11.         Cancellation of CRCA067/2004, and annual remunerated leave of the Chief Planning, Projects and Construction Officer, in the period from 18 October to 4 November 2004.

12.         Opening of tender proceedings, and contracting of services to put in place water supply systems for the relocated residents of Irapé.

13.         Creation of two wholly-owned subsidiaries of Cemig, named:

(i) Cemig Geração e Transmissão S.A.

and

(ii) Cemig Distribuição S.A.

SIGNATURES

                                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: August 30, 2004